

Mail Stop 3233

October 27, 2015

Via E-mail
Mr. Adeel Khan
Chief Financial Officer
Rexford Industrial Realty, Inc.
11620 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90025

>   **Re: Rexford Industrial Realty, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed on March 9, 2015**
>   **File No. 001-36008**
>
>   **Rexford Industrial Realty, Inc.**
>   **Form 10-K/A for the year ended December 31, 2014**
>   **Filed on March 24, 2015**
>   **File No. 001-36008**

Dear Mr. Khan:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 70

1.   We note that you filed an annual report for the prior fiscal year ended December 31, 2013 and this annual report for the fiscal year ended December 31, 2014 represents your second annual report since your registration statement on Form S-11 went effective. As a result, it appears you are required to comply with Item 308 (a) of Regulation S-K. Please amend your annual report to include management's report on internal control over financial reporting or tell us why management's report is not required. Additionally, to

the extent that you amend your annual report to include management's report, also include revised certifications that comply with Item 601 of Regulation S-K.

2. Additionally, please tell us the consideration you gave regarding whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, we note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Question 115.02 of the Compliance and Disclosure Interpretations for Securities Act Forms, http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, failure to file management's report on Internal Control over Financial Reporting would render an annual report materially deficient and also would render the company not timely or current in its Exchange Act Reporting. In light of these facts, if management concludes that the disclosure controls and procedures were effective, tell us the factors you considered and highlight those factors that support your conclusion. Alternatively, include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3446 with any questions.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Jaime G. John

　　　　　　　　　　　　　　Jaime G. John
　　　　　　　　　　　　　　Branch Chief
　　　　　　　　　　　　　　Office of Real Estate
　　　　　　　　　　　　　　& Commodities